News Release Communiqué de Pressee

Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, August 2, 2007
Second quarter and first half 2007 results
Main results

·	Second quarter 2007 adjusted net income1-2	3.10 billion euros	-8%
		4.18 billion dollars[3]	-1%
		1.36 euros per share	-6%
		1.83 dollars per share	+1%

·	First half 2007 adjusted net income[4]	6.09 billion euros	-10%
		8.10 billion dollars	-2%
·	First half 2007 net income[4]	6.46 billion euros	-9%
   Highlights since the start of the second quarter 2007

•	Production growth of 1.4% to 2,322 kboe/d2 in the second quarter 2007
▪	Contribution of Dalia added +74 kboe/d

▪	Impact of OPEC reductions for -25 kboe/d and accident at Nkossa for -22 kboe/d

▪	North Sea maintenance comparable to second quarter 2006
•	Successful start-ups of Rosa in Angola and Dolphin in Qatar

•	Launched the Ofon II development in Nigeria

•	Started construction of a desulphurization unit at Lindsey refinery (UK)

•	Signed agreement to convert Sincor to “mixed company” in Venezuela

•	Entered into an agreement with Gazprom to study development of Phase 1 of the giant Shtokman field in Russia

•	Joint venture with Sonatrach to build a new petrochemicals complex in Algeria that will include an ethane cracker

•	Further strengthened gas portfolio in Nigeria with entry into offshore OML 136 permit

•	Continued exploration success
▪	Major discoveries on Moho Bilondo in Congo and on Block 32 in Angola

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. Second quarter 2007 net income (Group share) was 3,411 million euros.

[2]	percent changes are relative to the second quarter 2006.

[3]	dollar amounts represent euro amounts converted at the average exchange rate for the period (1.3481 $/€ in the second quarter 2007, 1.2582 $/€ in the second quarter 2006, 1.3106 $/€ in the first quarter 2007, 1.3291 $/€ in the first half 2007 and 1.2296 $/€ in the first half 2006).

[4]	percent changes are relative to the first half 2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
▪	Addition of 32 exploration blocks in Alaska and acquisition in Angola of 30% interest in Block 17/06 and 15% in Block 15/06
Total’s second quarter 2007 adjusted net income was 3,100 million euros (M€), or 4,179 million dollars (M$), a decrease of 8% and 1% respectively compared to the second quarter 2006. Commenting on the results, CEO Christophe de Margerie said :
« In the second quarter 2007, oil prices rebounded to high levels approaching those that we saw in 2006. However, natural gas prices fell to lower levels in some markets, particularly in the UK spot market. Refining margins in Europe were stronger, notably as a result of numerous refinery shutdowns for maintenance during the quarter. The market environment for petrochemicals in Europe remained favorable.
In this context, although cost inflation continued to weigh on the oil majors as a group, Total achieved a new record high by earning an adjusted 1.83 dollars per share in the second quarter.
In the Upstream, the benefit of production growth from the ramp-up on the Dalia field in Angola was partially offset by an accident in May that shut down the Nkossa platform in Congo. In the Downstream, the benefit of ongoing self-help has been affected by heavy maintenance activity. Overall, the profitability of the business segments was 28%, at the level of the best among the majors.
In recent weeks, the Group has started new production in Angola on the Rosa field and in Qatar on Dolphin, the first major gas export project to supply countries in the Persian Gulf. These successes further demonstrate Total’s ability to effectively manage the development of major projects.
Total also signed a series of important agreements with national oil companies : in Venezuela with PDVSA to transform the Sincor association into a mixed company; in Russia with Gazprom to launch studies for the development of the Shtokman field, one of the largest gas fields in the world; and in Algeria with Sonatrach for the construction of a world-class petrochemicals complex.
Total is continuing to strengthen its unique portfolio by further diversifying and strategically positioning itself in important growth areas. »
● Key figures and consolidated accounts of Total5

			2Q07				1H07
			vs	in millions of euros,			vs
2Q07	1Q07	2Q06	2Q06	except earnings per share and number of shares	1H07	1H06	1H06

39,094	37,043	40,909	-4%	Sales	76,137	79,012	-4%

5,756	5,729	6,672	-14%	Adjusted operating income from business segments	11,485	13,360	-14%

3,081	2,948	3,369	-9%	Adjusted net operating income from business segments	6,029	6,609	-9%

2,092	1,961	2,391	-13%	• Upstream	4,053	4,791	-15%
755	708	787	-4%	• Downstream	1,463	1,437	+2%
234	279	191	+23%	• Chemicals	513	381	+35%

3,100	2,992	3,361	-8%	Adjusted net income	6,092	6,737	-10%

1.36	1.31	1.45	-6%	Adjusted fully-diluted earnings per share (euros)	2.67	2.89	-8%

2,278.4	2,280.9	2,323.0	-2%	Fully-diluted weighted-average shares (millions)	2,279.7	2,329.4	-2%

3,411	3,049	3,441	-1%	Net income (Group share)	6,460	7,124	-9%

2,690	2,414	2,779	-3%	Investments	5,104	5,529	-8%

222	244	624	-64%	Divestments (at selling price)	466	1,021	-54%

3,589	6,388	4,046	-11%	Cash flow from operations	9,977	8,885	+12%

4,563	4,116	4,678	-2%	Adjusted cash flow from operations	8,679	8,965	-3%

[5]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 14.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
●      Second quarter 2007 results
     > Operating income
In the second quarter 2007, the average Brent price was 68.8 $/b, a decrease of 1% compared to the second quarter 2006 and an increase of 19% compared to the first quarter 2007. The UK spot price for gas decreased by 41% compared to the second quarter 2006 and 9% compared to the first quarter 2007.
The European refining margin indicator (TRCV) averaged 42.8 $/t in the second quarter 2007, representing an increase of 12% compared to the second quarter 2006 and 30% compared to the first quarter 2007, and reflecting an environment that was marked by numerous shutdowns and sustained demand.
Petrochemical margins in Europe were higher compared to the second quarter 2006 but lower compared to the high levels reached in the first quarter 2007, essentially due to higher raw material costs.
The euro/dollar exchange rate was 1.35 $/€ in the second quarter 2007, compared to 1.26 $/€ in the second quarter 2006 and 1.31 $/€ in the first quarter 2007.
In this context, adjusted operating income from the business segments was 5,756 M€, a decrease of 14% compared to the second quarter 20066, or -8% expressed in dollars.
Adjusted net operating income from the business segments was 3,081 M€ compared to 3,369 M€ in the second quarter 2006, a decrease of 9%. The lower percentage decrease relative to the decrease in adjusted operating income is mainly due to the higher proportion of the lower-taxed Downstream and Chemicals segments in the results and, in the Upstream segment, the larger contribution of equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments decreased by 2%.
     > Net income
Adjusted net income decreased by 8% to 3,100 M€ from 3,361 M€ in the second quarter 2006. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect had a positive impact on net income of 483 M€ in the second quarter 2007 and of 276 M€ in the second quarter 2006.

Special items affecting net income in the second quarter of 2007 had a negative impact of 100 M€ and were comprised of an additional risk provision. In the second quarter 2006, special items affecting net income had a negative impact of 110 M€ and were composed mainly of exceptional charges in Chemicals and the equity share of special items recorded by Sanofi-Aventis. The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 72 M€ in the second quarter 2007 and 86 M€ in the second quarter 2006.
Reported net income was 3,411 M€ compared to 3,441 M€ in the second quarter 2006.
The effective tax rate7 for the Group decreased to 54% in the second quarter 2007 from 55% in the second quarter 2006, reflecting mainly the higher proportion of Downstream and Chemicals in the results. The effective tax rate was 54% in the first quarter 2007.

[6]	there were no special items affecting operating income from the business segments in the second quarter 2007; in the second quarter 2006, special items were composed of a 50 M€ charge in Chemicals.

[7]	defined as: (tax on adjusted net operating income) / (adjusted net operating income — income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).
In the second quarter 2007, the Group bought back 8 million of its shares for 449 M€.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjusted fully-diluted earnings per share, based on 2,278.4 million fully-diluted weighted-average shares was 1.36 euros compared to 1.45 euros in the second quarter 2006, representing a decrease of 6%, which is a smaller decrease than shown for adjusted net income due to the accretive effect of the share buybacks.
Adjusted fully-diluted earnings per share expressed in dollars rose to 1.83 in the second quarter 2007, an increase of 1% over the same quarter last year.
  > Investments – divestments
Investments were 2,690 M€ compared to 2,779 M€ in the second quarter 2006. Second quarter 2007 investments included 56 M€ of acquisitions mainly for new exploration acreage and permits in Nigeria, Canada, and Alaska.
Divestments in the second quarter 2007 were 222 M€.
Expressed in dollars, investments in the second quarter 2007 increased by 4% to 3.6 billion. Net investments were 3.3 billion dollars (B$) compared to 2.7 B$ in the second quarter 2006.
  > Cash flow
Cash flow from operations was 3,589 M€, a decrease of 11% compared to the second quarter 2006.
Adjusted cash flow from operations (cash flow from operations before changes in working capital at replacement cost) decreased by 2% to 4,563 M€.
Net cash flow8 was 1,121 M€ compared to 1,891 M€ in the second quarter 2006.

[8]	net cash flow = cash flow from operations + divestments — investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
●	First half 2007 results
  > Operating income
Compared to the first half 2006, the oil market environment in the first half 2007 was marked by a 4% decrease in the Brent price to 63.2 $/b and a 60% decrease in the spot price for UK natural gas. The TRCV European refining margin indicator increased by 18% to 37.9 $/t. The market environment for petrochemicals was favorable in Europe despite the higher cost of raw materials.
The euro/dollar exchange rate was 1.33 $/€ compared to 1.23 $/€ in the first half 2006.
In this context, adjusted operating income from the business segments was 11,485 M€, a decrease of 14% compared to the first half 2006.
There were no special items affecting operating income in the first half 2007. Special items had a negative impact on operating income of 55 M€1 in the first half 2006.
Adjusted net operating income from the business segments was 6,029 M€ compared to 6,609 M€ in the first half 2006, a decrease of 9%. The lower percentage decrease relative to the decrease in operating income is mainly due to the higher proportion of the lower-taxed Downstream and Chemicals segments in the results and, in the Upstream segment, the larger contribution of equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments decreased by 1%.
  > Net income
Adjusted net income decreased by 10% to 6,092 M€ from 6,737 M€ in the first half 2006. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect had a positive impact on net income of 616 M€ in the first half 2007 and of 556 M€ in the first half 2006.
Special items affecting net income had a negative impact of 100 M€9 in the first half 2007 and no impact in the first half 2006.
The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 148 M€ in the first half 2007 and 169 M€ in the first half 2006.
Reported net income was 6,460 M€ compared to 7,124 M€ in the first half 2006.
The effective tax rate for the Group was 54% in the first half 2007 compared to 55% in the first half 2006.
In the first half 2007, the Group bought back 14 million of its shares for 755 M€. The number of fully-diluted shares at June 30, 2007 was 2,278.6 million compared to 2,312.9 million at June 30, 2006. In July 2007 the Group bought back 3.09 million2 of its shares for 190 M€.
Adjusted fully-diluted earnings per share, based on 2,279.7 million fully-diluted weighted-average shares was 2.67 euros compared to 2.89 euros in the first half 2006, a decrease of 8%, which is a smaller decrease than shown for adjusted net income due to the accretive effect of the share buybacks.
Expressed in dollars, adjusted fully-diluted earnings per share was 3.55, essentially unchanged from the level of the first half 2006.

[9]	calculations shown on page 14

[10]	includes 2.39 million shares purchased to cover the program of restricted share grants for employees approved by the Board of Directors on July 17, 2007

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Investments – divestments
Investments were 5,104 M€ compared to 5,529 M€ in the first half 2006. First half 2007 investments included 67 M€ of acquisitions mainly for new exploration acreage and permits in Nigeria, Canada, and Alaska.
Divestments in the first half 2007 were 466 M€ compared to 1,021 M€ in the first half 2006, which included the sale of Canyon Express and the Aconcagua field in the Gulf of Mexico, certain Upstream assets in Norway, and targeted disposals in the Downstream and Specialty Chemicals.
Expressed in dollars, first half 2007 investments were stable at approximately 6.8 billion. Net investments were 6.2 B$ compared to 5.5 B$ in the first half 2006.
  > Cash flow
Cash flow from operations was 9,977 M€, an increase of 12% compared to the first half 2006.
Adjusted cash flow from operations (cash flow from operations before changes in working capital at replacement cost) decreased by 3% to 8,679 M€.
Net cash flow was 5,339 M€ compared to 4,377 M€ in the first half 2006.
The net-debt-to-equity ratio was 26% at June 30, 2007 compared to 23% at March 31, 2007 and 30% at June 30, 20064, in line with the target range of the Group.

[11]	calculations shown on page 15

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
●	Analysis of business segment results
Upstream
  > Environment – liquids and gas price realizations*

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06		1H07	1H06	1H06

68.8	57.8	69.6	-1%	Brent ($/b)	63.2	65.7	-4%

65.7	55.0	66.2	-1%	Average liquids price ($/b)	60.2	62.4	-4%

4.94	5.69	5.75	-14%	Average gas price ($/Mbtu)	5.32	5.96	-11%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
Total’s average realized price for liquids moved in line with the change in the Brent price for the second quarter and first half 2007 compared to the same periods in 2006.
Total’s average realized gas price decreased in the second quarter and first half 2007 compared to the same periods in 2006 mainly due to a sharp decline in the spot price for natural gas in the UK.
  > Production

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	Hydrocarbon production	1H07	1H06	1H06

2,322	2,431	2,290	+1%	Combined production (kboe/d)	2,376	2,364	+1%

1,475	1,551	1,466	+1%	• Liquids (kb/d)	1,513	1,513	—
4,599	4,781	4,501	+2%	• Gas (Mcf/d)	4,689	4,647	+1%

Hydrocarbon production was 2,322 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2007 compared to 2,290 kboe/d in the second quarter 2006, or an increase of 1.4% that was mainly due to the following :
•	+5% due to the ramp up of new fields partially offset by normal declines and production shutdowns,

•	-1.5% due to an accident on the Nkossa platform in Congo and shutdowns in Nigerian delta because of security issues,

•	-1% due to OPEC reductions,

•	-1% due to changes in the portfolio.
Excluding changes to the portfolio and OPEC reductions, the underlying production growth was about 3.5% between the second quarter 2006 and second quarter 2007.
First half 2007 hydrocarbon production was 2,376 kboe/d compared to 2,364 kboe/d in the first half 2006, representing an increase of 0.5% that was mainly due to the following :
•	+4% due to the ramp up of new fields partially offset by normal declines and production shutdowns,

•	-1% due to an accident on the Nkossa platform in Congo and shutdowns in Nigerian delta because of security issues,

•	-1.5% due to OPEC reductions,

•	-1% due to changes in the portfolio.
Excluding changes to the portfolio and OPEC reductions, the underlying production growth was close to 3% between the first half 2006 and first half 2007.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Results

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	in millions of euros	1H07	1H06	1H06

4,440	4,375	5,376	-17%	Adjusted operating income*	8,815	10,977	-20%

2,092	1,961	2,391	-13%	Adjusted net operating income*	4,053	4,791	-15%
202	175	155	+30%	• Includes income from equity affiliates	377	298	+27%

2,109	1,989	2,209	-5%	Investments	4,098	4,290	-4%

191	173	502	-62%	Divestments at selling price	364	855	-57%

3,312	4,335	3,371	-2%	Cash flow	7,647	7,202	+6%

3,011	2,966	3,414	-12%	Adjusted cash flow	5,977	6,680	-11%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment was 2,092 M€ in the second quarter 2007 compared to 2,391 M€ in the second quarter 2006, a decrease of 13%.
Expressed in dollars, adjusted net operating income decreased by 6%, reflecting mainly the lower average gas price realization and higher costs, including the effect of increasing the exploration program. These effects were partially offset by a higher contribution from equity affiliates, mainly due to the ramp up of Nigeria LNG trains 4 and 5.
The average tax rate for the Upstream segment was stable at 60% between the second quarter 2006 and second quarter 2007. Higher tax rates in the UK and Venezuela were mostly offset by the favorable mix effect from increasing the contribution from the Dalia field.
Adjusted net operating income for the Upstream segment decreased by 15% to 4,053 M€ in the first half 2007 from 4,791 M€ in the first half 2006.
Expressed in dollars, the 0.5 B$ decrease in adjusted net operating income for the Upstream segment was mainly due to the following :
•	+0.35 B$due to the impact of growth and other elements,

•	-0.4 B$due to lower hydrocarbon prices,

•	-0.25 B$due to increased exploration,

•	-0.2 B$due to higher costs.
The return on average capital employed (ROACE5) for the Upstream segment was 33% for the twelve months ended June 30, 2007 compared to 34% for the twelve months ended March 31, 2007 and 35% for the full year 2006.

[12]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
> Refinery throughput and utilization rates

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06		1H07	1H06	1H06

2,354	2,421	2,432	-3%	Total refinery throughput (kb/d) *	2,386	2,429	-2%

936	988	888	+5%	• France	961	894	+7%
1,112	1,167	1,214	-8%	• Rest of Europe*	1,139	1,216	-6%
306	266	330	-7%	• Rest of world	286	319	-10%

				Utilization rates
85%	87%	86%		• Based on crude only	86%	86%
87%	90%	90%		• Based on crude and other feedstock	88%	90%

*	includes share of Cepsa
The lower refinery throughput and utilization rates were mainly due to heavy maintenance activity in the second quarter 2007, which included five of the eleven turnarounds scheduled for the year.
The Donges, Antwerp, Vlissingen and Flanders refineries had partial turnarounds while the Rome refinery had a full turnaround. By comparison, in the second quarter 2006, the only turnaround was at the Provence refinery.
> Results

			2Q07				1H07
			vs	in millions of euros			vs
2Q07	1Q07	2Q06	2Q06	except European refining margin indicator	1H07	1H06	1H06

42.8	33.0	38.3	+12%	European refining margin indicator — TRCV ($/t)	37.9	32.0	+18%

1,004	973	1,036	-3%	Adjusted operating income*	1,977	1,892	+4%

755	708	787	-4%	Adjusted net operating income*	1,463	1,437	+2%
75	63	81	-7%	• Includes income from equity affiliates	138	142	-3%

401	244	368	+9%	Investments	645	689	-6%

28	22	50	-44%	Divestments at selling price	50	63	-21%

1,432	1,905	984	+46%	Cash flow	3,337	2,185	+53%

999	1,039	1,087	-8%	Adjusted cash flow	2,038	1,918	+6%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Downstream segment was 755 M€ in the second quarter 2007 compared to 787 M€ in the second quarter 2006, a decrease of 4%.
Expressed in dollars, adjusted net operating income for the Downstream segment was 1,018 million, an increase of 3% compared to the second quarter 2006.
The Downstream segment benefited from the contribution of the new distillate hydro-cracker (DHC) at the Normandy refinery. The positive effect of higher refining margins was limited because of the high level of maintenance affecting the Group’s refineries.
Adjusted net operating income for the Downstream segment in the first half 2007 was 1,463 M€ compared to 1,437 M€ in the first half 2006, an increase of 2%.
Expressed in dollars, adjusted net operating income for the Downstream segment increased by 0.2 B$, reflecting mainly the positive effects of self-help programs, including productivity efforts in marketing and the contribution of the Normandy DHC.
The ROACE for the Downstream segment was 25% for the twelve months ended June 30, 2007 compared to 25% for the twelve months ended March 31, 2007 and 23% for the full year 2006.

2, place de la Coupole
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Patricia MARIE
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Paul FLOREN
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Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
> Results

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	in millions of euros	1H07	1H06	1H06

5,070	4,995	4,965	+2%	Sales	10,065	9,654	+4%
3,202	3,151	3,122	+3%	• Base chemicals	6,353	5,985	+6%
1,868	1,844	1,843	+1%	• Specialties	3,712	3,669	+1%

312	381	260	+20%	Adjusted operating income*	693	491	+41%

234	279	191	+23%	Adjusted net operating income*	513	381	+35%
110	189	85	+29%	• Base chemicals	299	163	+83%
124	93	109	+14%	• Specialties	217	212	+2%

173	173	176	-2%	Investments	346	500	-31%

1	47	67	ns	Divestments at selling price	48	95	-49%

254	107	(7)	ns	Cash flow	361	(44)	ns

302	329	255	+18%	Adjusted cash flow	631	560	+13%

*	detail of adjustment items shown in business segment information
Sales for the Chemicals segment increased by 2% to 5,070 M€ in the second quarter 2007 from 4,965 M€ in the second quarter 2006.
Adjusted net operating income for the Chemicals segment was 234 M€, an increase of 23% compared to the second quarter 2006.
Despite higher raw material costs, petrochemical margins in Europe were higher in the second quarter 2007 than in the same quarter last year. Specialties continued to benefit from global economic growth and showed a significant increase in their results.
In the first half 2007, adjusted net operating income for the Chemicals segment was 513 M€ compared to 381 M€ in the first half 2006, an increase of 35%, reflecting essentially the benefit of a more favorable petrochemicals environment. Expressed in dollars, the increase was 0.2 B$.
The ROACE for the Chemicals segment was 14% for the twelve months ended June 30, 2007 compared to 14% for the twelve months ended March 31, 2007 and 13% for the full year 2006.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Total S.A. accounts
The parent company, Total S.A., reported net income of 2,804 M€ in the first half 2007 compared to 2,593 M€ in the first half 2006.
• Summary and outlook
The ROACE for the twelve months ended June 30, 2007 was 25% for the Group and 28% for the business segments compared to 26% and 28% respectively for the twelve months ended March 31, 2007 and 26% and 29% respectively for the full year 2006.
The return on equity for the twelve months ended June 30, 2007 was 30%.
The Group maintains its net-debt-to-equity ratio around 25% to 30%.
Total’s investment program is continuing in line with its 2007 target of 16 B$ (excluding acquisitions).
Since the beginning of the third quarter 2007, oil prices have remained at very high levels, but refining margins have fallen sharply.
Although cost inflation continues to affect the industry, Total is maintaining its investment discipline and its quality-driven approach to managing its projects and operations. Total also continues to give high priority to safety and the preservation of the environment throughout its activities.
These efforts, combined with steady progress on the development of new fields, continued exploration efforts and successful negotiations to secure major new projects with large national oil companies, strengthens the outlook for profitable growth for the coming years and for the very long term.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:30 (Paris time) please call +44 (0)161 601 8918 in Europe or +1 866 907 5931 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 200468).
This document does not constitute the Financial Report for the first half 2007 which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.
The June 30, 2007 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

2, place de la Coupole
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Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Main operating information by segment
Second quarter and first half 2007
● Upstream

			2Q07				1H07
			vs	Combined liquids and gas			vs
2Q07	1Q07	2Q06	2Q06	production by region (kboe/d)	1H07	1H06	1H06

644	746	708	-9%	Europe	695	743	-6%
795	784	692	+15%	Africa	790	717	+10%
21	26	7	x3	North America	24	10	+140%
247	256	250	-1%	Far East	251	251	—
359	402	402	-11%	Middle East	380	406	-6%
243	206	225	+8%	South America	225	230	-2%
13	11	6	+117%	Rest of world	11	7	+57%

2,322	2,431	2,290	+1%	Total production	2,376	2,364	+1%

310	340	340	-9%	Includes equity and non-consolidated affiliates	325	338	-4%

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	Liquids production by region (kb/d)	1H07	1H06	1H06

315	373	358	-12%	Europe	344	368	-7%
670	679	604	+11%	Africa	675	630	+7%
15	17	1	x15	North America	16	1	x16
28	30	29	-3%	Far East	29	29	—
308	341	350	-12%	Middle East	324	354	-8%
130	102	118	+10%	South America	116	124	-6%
9	9	6	+50%	Rest of world	9	7	+29%

1,475	1,551	1,466	+1%	Total production	1,513	1,513	—

262	281	289	-9%	Includes equity and non-consolidated affiliates	272	286	-5%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	Gas production by region (Mcfd)	1H07	1H06	1H06

1,785	2,019	1,900	-6%	Europe	1,901	2,035	-7%
640	541	469	+36%	Africa	591	463	+28%
33	45	31	+6%	North America	39	47	-17%
1,228	1,260	1,231	—	Far East	1,244	1,235	+1%
267	326	279	-4%	Middle East	296	281	+5%
625	580	589	+6%	South America	602	584	+3%
21	10	2	x10	Rest of world	16	2	x8

4,599	4,781	4,501	+2%	Total production	4,689	4,647	+1%

255	314	272	-6%	Includes equity and non-consolidated affiliates	284	275	+3%

● Downstream

			2Q07				1H07
			vs				vs
2Q07	1Q07	2Q06	2Q06	Refined products sales by region (kb/d)*	1H07	1H06	1H06

2,185	2,302	2,237	-2%	Europe	2,244	2,279	-2%
283	285	261	+8%	Africa	283	263	+8%
170	246	311	-45%	Americas	208	317	-34%
144	139	144	—	Rest of world	141	139	+1%

2,782	2,972	2,953	-6%	Total consolidated sales	2,876	2,998	-4%

1,010	834	824	+23%	Trading (balancing and export sales)	922	822	+12%

3,792	3,806	3,777	—	Total refined products sales	3,798	3,820	-1%

*	includes equity share in Cepsa

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from the business segments

2Q07	1Q07	2Q06	in millions of euros	1H07	1H06

—	—	(50)	Special items affecting operating income from the business segments	—	(55)

—	—	(23)	• Restructuring charges	—	(23)
—	—	—	• Impairments	—	—
—	—	(27)	• Other	—	(32)

719	174	383	Pre-tax inventory effect : FIFO vs. replacement cost	893	756

719	174	333	Total adjustments affecting operating income from the business segments	893	701

● Adjustments to net income (Group share)

2Q07	1Q07	2Q06	in millions of euros	1H07	1H06

(100)	—	(110)	Special items affecting net income (Group share)	(100)	—

—	—	(35)	• Equity share of special items recorded by Sanofi-Aventis	—	(33)
—	—	—	• Gain on asset sales	—	130
—	—	(44)	• Restructuring charges	—	(59)
—	—	—	• Impairments	—	—
(100)	—	(31)	• Other	(100)	(38)

(72)	(76)	(86)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(148)	(169)

483	133	276	After-tax inventory effect : FIFO vs. replacement cost	616	556

311	57	80	Total adjustments to net income	368	387

*	based on 13% participation in Sanofi-Aventis at 06/30/2006, 03/31/2007 and 06/30/2007

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to-equity ratio

in millions of euros	06/30/2007	03/31/2007	06/30/2006

Current borrowings	9,809	9,625	13,707
Net current financial assets	(10,790)	(10,918)	(10,651)
Non-current financial debt	15,045	13,836	13,256
Hedging instruments of non-current debt	(287)	(291)	(588)
Cash and cash equivalents	(2,858)	(2,962)	(3,906)

Net debt	10,919	9,290	11,818

Shareholders equity	43,657	42,866	40,272
Estimated dividend payable*	(2,110)	(3,305)	(1,860)
Minority interests	817	868	783

Equity	42,364	40,429	39,195

Net-debt-to-equity ratio	25.8%	23.0%	30.2%

*	as of 06/30/2007, based on a dividend of 1.87 €/share of 2.5 € of par value
Effective tax rates

Effective tax rates*	2Q07	1Q07	2Q06

Upstream	59.9%	60.3%	59.8%
Group	54.0%	54.0%	55.3%

*	tax on adjusted net operating income / (adjusted net operating income — income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income)
2007 sensitivities*

			Impact on operating	Impact on net
	Scenario	Change	income (e)	operating income (e)

€/$	1.25 $/€	+0.1 $per€	-2.2 B€	-1.1 B€

Brent	60 $/b	+1 $/b	+0.38 B€	+0.15 B€

European refining margin indicator TRCV	30 $/t	+1 $/t	+0.09 B€	+0.06 B€

*	sensitivities revised once per year upon publication of the previous year fourth quarter results

Return on average capital employed

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
● For the twelve months ended June 30, 2007

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group

Adjusted net operating income	7,971	2,810	1,016	11,797	12,584
Capital employed at 6/30/06*	23,119	11,335	7,147	41,601	49,798
Capital employed at 6/30/07*	25,218	11,204	7,264	43,686	52,645

ROACE	33.0%	24.9%	14.1%	27.7%	24.6%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 113 M€ pre-tax at 6/30/06 and 146 M€ pre-tax at 6/30/07
● For the twelve months ended March 31, 2007

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group

Adjusted net operating income	8,270	2,842	973	12,085	12,855
Capital employed at 3/31/06*	23,282	11,296	7,187	41,765	49,615
Capital employed at 3/31/07*	24,808	11,442	7,129	43,379	50,773

ROACE	34.4%	25.0%	13.6%	28.4%	25.6%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 122 M€ pre-tax at 3/31/06 and 153 M€ pre-tax at 3/31/07 and for the Arkema capital employed by 2,406 M€ at 3/31/2006
● For the full year 2006

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group

Adjusted net operating income	8,709	2,784	884	12,377	13,162
Capital employed at 12/31/05*	23,522	11,421	6,885	41,828	49,341
Capital employed at 12/31/06*	25,543	12,384	6,920	44,847	52,263

ROACE	35.5%	23.4%	12.8%	28.6%	25.9%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 133 M€ pre-tax at 12/31/05 and 176 M€ pre-tax at 12/31/06 and for the Arkema capital employed by 2,235 M€ at 12/31/2005

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st half	1st half
(in millions of euros) (1)	2007	2006

Sales	76,137	79,012
Excise taxes	(10,961)	(9,748)
Revenues from sales	65,176	69,264

Purchases, net of inventory variation	(41,094)	(42,829)
Other operating expenses	(8,791)	(9,922)
Exploration costs	(469)	(261)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(2,665)	(2,443)

Operating income
Corporate	(221)	(252)
Business segments *	12,378	14,061

Total operating income	12,157	13,809

Other income	156	333
Other expense	(166)	(243)

Financial interest on debt	(877)	(715)
Financial income from marketable securities and cash equivalents	631	611
Cost of net debt	(246)	(104)

Other financial income	337	307
Other financial expense	(141)	(120)
Income taxes	(6,382)	(7,457)
Equity in income (loss) of affiliates	918	820

Consolidated net income from continuing operations (Group without Arkema)	6,633	7,345
Consolidated net income from discontinued operations (Arkema)	—	8

Consolidated net income	6,633	7,353

Group share **	6,460	7,124
Minority interests	173	229

Earnings per share (euros)	2.86	3.08

Fully-diluted earnings per share (euros) ***	2.83	3.06

* Adjusted operating income from business segments	11,485	13,360
Adjusted net operating income from business segments	6,029	6,609
** Adjusted net income	6,092	6,737
*** Adjusted fully-diluted earnings per share (euros)	2.67	2.89

(1)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(in millions of euros) (1)	2007	2007	2006

Sales	39,094	37,043	40,909
Excise taxes	(5,595)	(5,366)	(5,141)
Revenues from sales	33,499	31,677	35,768

Purchases, net of inventory variation	(21,385)	(19,709)	(22,387)
Other operating expenses	(4,139)	(4,652)	(5,172)
Exploration costs	(255)	(214)	(146)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,365)	(1,300)	(1,212)

Operating income
Corporate	(120)	(101)	(154)
Business segments *	6,475	5,903	7,005

Total operating income	6,355	5,802	6,851

Other income	60	96	72
Other expense	(102)	(64)	(158)

Financial interest on debt	(447)	(430)	(387)
Financial income from marketable securities and cash equivalents	337	294	340
Cost of net debt	(110)	(136)	(47)

Other financial income	209	128	201
Other financial expense	(74)	(67)	(69)
Income taxes	(3,292)	(3,090)	(3,644)
Equity in income (loss) of affiliates	449	469	376

Consolidated net income from continuing operations (Group without Arkema)	3,495	3,138	3,582
Consolidated net income from discontinued operations (Arkema)	—	—	—

Consolidated net income	3,495	3,138	3,582

Group share **	3,411	3,049	3,441
Minority interests	84	89	141

Earnings per share (euros)	1.51	1.35	1.49

Fully-diluted earnings per share (euros) ***	1.50	1.34	1.48

* Adjusted operating income from business segments	5,756	5,729	6,672
Adjusted net operating income from business segments	3,081	2,948	3,369
** Adjusted net income	3,100	2,992	3,361
*** Adjusted fully-diluted earnings per share (euros)	1.36	1.31	1.45

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	June 30, 2007	March 31, 2007	December 31,	June 30, 2006
(in millions of euros)	(unaudited)	(unaudited)	2006	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	4,729	4,685	4,705	4,658
Property, plant and equipment, net	42,090	41,049	40,576	38,920
Equity affiliates : investments and loans	13,619	13,667	13,331	12,702
Other investments	1,385	1,342	1,250	1,656
Hedging instruments of non-current financial debt	287	291	486	588
Other non-current assets	1,801	1,837	2,088	2,186

Total non-current assets	63,911	62,871	62,436	60,710

Current assets
Inventories, net	12,009	11,377	11,746	12,215
Accounts receivable, net	17,024	18,132	17,393	17,715
Prepaid expenses and other current assets	7,155	6,414	7,247	6,632
Current financial assets	10,883	10,929	3,908	10,855
Cash and cash equivalents	2,858	2,962	2,493	3,906

Total current assets	49,929	49,814	42,787	51,323

Total assets	113,840	112,685	105,223	112,033

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	5,983	5,982	6,064	6,179
Paid-in surplus and retained earnings	44,238	42,963	41,460	41,279
Cumulative translation adjustment	(1,885)	(1,716)	(1,383)	(650)
Treasury shares	(4,679)	(4,363)	(5,820)	(6,536)

Total shareholders’ equity — Group share	43,657	42,866	40,321	40,272

Minority interests	817	868	827	783

Total shareholders’ equity	44,474	43,734	41,148	41,055

Non-current liabilities
Deferred income taxes	7,442	7,118	7,139	6,909
Employee benefits	2,814	2,841	2,773	2,976
Other non-current liabilities	6,359	6,360	6,467	6,187

Total non-current liabilities	16,615	16,319	16,379	16,072

Non-current financial debt	15,045	13,836	14,174	13,256

Current liabilities
Accounts payable	14,418	14,972	15,080	14,149
Other creditors and accrued liabilities	13,386	14,188	12,509	13,590
Current borrowings	9,809	9,625	5,858	13,707
Other current financial liabilities	93	11	75	204

Total current liabilities	37,706	38,796	33,522	41,650

Total liabilities and shareholders’ equity	113,840	112,685	105,223	112,033

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	1st half	1st half
(in millions of euros)	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,633	7,353
Depreciation, depletion and amortization	2,933	2,843
Non-current liabilities, valuation allowances and deferred taxes	288	177
Impact of coverage of pension benefit plans	—	(37)
(Gains) Losses on sales of assets	(141)	(333)
Undistributed affiliates equity earnings	(329)	(264)
(Increase) Decrease in operating assets and liabilities	405	(836)
Other changes, net	188	(18)

Cash flow from operating activities	9,977	8,885

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,632)	(4,594)
Acquisitions of subsidiaries, net of cash acquired	(20)	(80)
Investments in equity affiliates and other securities	(147)	(123)
Increase in non-current loans	(305)	(732)

Total expenditures	(5,104)	(5,529)
Proceeds from sale of intangible assets and property, plant and equipment	90	309
Proceeds from sale of subsidiaries, net of cash sold	—	—
Proceeds from sale of non-current investments	83	89
Repayment of non-current loans	293	623

Total divestitures	466	1,021

Cash flow used in investing activities	(4,638)	(4,508)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
– Parent company’s shareholders	15	478
– Treasury shares	(568)	(2,086)
– Minority shareholders	—	13
Cash dividends paid:
– Parent company’s shareholders	(2,262)	(2,022)
– Minority shareholders	(162)	(230)
Net issuance (repayment) of non-current debt	2,413	1,125
Increase (Decrease) in current borrowings	2,507	9,573
Increase (Decrease) in current financial assets and liabilities	(6,968)	(10,696)
Other changes, net	—	—

Cash flow used in financing activities	(5,025)	(3,845)

Net increase (decrease) in cash and cash equivalents	314	532
Effect of exchange rates and changes in reporting entity	51	(944)
Cash and cash equivalents at the beginning of the period	2,493	4,318

Cash and cash equivalents at the end of the period	2,858	3,906

The statement of cash flows for the 1st half 2006 includes the sub-group Arkema which has been spun-off on May 18, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(in millions of euros)	2007	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,495	3,138	3,582
Depreciation, depletion and amortization	1,495	1,438	1,399
Non-current liabilities, valuation allowances and deferred taxes	315	(27)	83
Impact of coverage of pension benefit plans	—	—	(37)
(Gains) Losses on sales of assets	(66)	(75)	(72)
Undistributed affiliates equity earnings	1	(330)	111
(Increase) Decrease in operating assets and liabilities	(1,693)	2,098	(1,015)
Other changes, net	42	146	(5)

Cash flow from operating activities	3,589	6,388	4,046

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,509)	(2,123)	(2,433)
Acquisitions of subsidiaries, net of cash acquired	—	(20)	(11)
Investments in equity affiliates and other securities	(47)	(100)	(64)
Increase in non-current loans	(134)	(171)	(271)

Total expenditures	(2,690)	(2,414)	(2,779)
Proceeds from sale of intangible assets and property, plant and equipment	18	72	49
Proceeds from sale of subsidiaries, net of cash sold	—	—	—
Proceeds from sale of non-current investments	64	19	86
Repayment of non-current loans	140	153	489

Total divestitures	222	244	624

Cash flow used in investing activities	(2,468)	(2,170)	(2,155)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
– Parent company’s shareholders	10	5	7
– Treasury shares	(295)	(273)	(968)
– Minority shareholders	—	—	1
Cash dividends paid:
– Parent company’s shareholders	(2,262)	—	(2,012)
– Minority shareholders	(133)	(29)	(224)
Net issuance (repayment) of non-current debt	1,309	1,104	395
Increase (Decrease) in current borrowings	(135)	2,642	1,369
Increase (Decrease) in current financial assets and liabilities	138	(7,106)	(193)
Other changes, net	—	—	—

Cash flow used in financing activities	(1,368)	(3,657)	(1,625)

Net increase (decrease) in cash and cash equivalents	(247)	561	266
Effect of exchange rates and changes in reporting entity	143	(92)	(673)
Cash and cash equivalents at the beginning of the period	2,962	2,493	4,313

Cash and cash equivalents at the end of the period	2,858	2,962	3,906

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus and	Cumulative
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2006	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	838	41,483

Net income for the first half	—	—	7,124	—	—	—	7,124	229	7,353
Items recognized directly in equity	—	—	193	(1,862)	—	—	(1,669)	(46)	(1,715)

Total excluding transactions with shareholders	—	—	7,317	(1,862)	—	—	5,455	183	5,638

Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—
Spin-off of Arkema	—	—	(2,045)	(209)	—	—	(2,254)	(8)	(2,262)
Cash dividend	—	—	(2,022)	—	—	—	(2,022)	(230)	(2,252)
Issuance of common shares	11,496,072	28	445	—	—	—	473	—	473
Purchase of treasury shares	—	—	—	—	(42,000,000)	(2,193)	(2,193)	—	(2,193)
Sale of treasury shares (1)	—	—	4	—	2,967,320	88	92	—	92
Share-based payments	—	—	76	—	—	—	76	—	76
Transactions with shareholders	1,856,844,960	28	(3,542)	(209)	(141,780,676)	(2,105)	(5,828)	(238)	(6,066)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—

As of June 30, 2006	2,471,961,256	6,179	41,279	(650)	(176,030,008)	(6,536)	40,272	783	41,055

Net income for the second half	—	—	4,644	—	—	—	4,644	138	4,782
Items recognized directly in equity	—	—	(230)	(733)	—	—	(963)	2	(961)

Total excluding transactions with shareholders	—	—	4,414	(733)	—	—	3,681	140	3,821

Spin-off of Arkema	—	—	(16)	—	—	16	—		—
Cash dividend	—	—	(1,977)	—	—	—	(1,977)	(96)	(2,073)
Issuance of common shares	826,697	2	24	—	—	—	26	—	26
Purchase of treasury shares	—	—	—	—	(36,220,684)	(1,902)	(1,902)	—	(1,902)
Sale of treasury shares (1)	—	—	(4)	—	4,029,985	144	140	—	140
Share-based payments	—	—	81	—	—	—	81	—	81
Transactions with shareholders	826,697	2	(1,892)	—	(32,190,699)	(1,742)	(3,632)	(96)	(3,728)
Cancellation of repurchased shares	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—

As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first half	—	—	6,460	—	—	—	6,460	173	6,633
Items recognized directly in equity	—	—	108	(502)	—	—	(394)	(21)	(415)

Total excluding transactions with shareholders	—	—	6,568	(502)	—	—	6,066	152	6,218

Cash dividend	—	—	(2,262)	—	—	—	(2,262)	(162)	(2,424)
Issuance of common shares	549,873	1	14	—	—	—	15	—	15
Purchase of treasury shares	—	—	—	—	(14,000,000)	(755)	(755)	—	(755)
Sale of treasury shares (1)	—	—	28	—	5,052,289	162	190	—	190
Share-based payments	—	—	82	—	—	—	82	—	82
Transactions with shareholders	549,873	1	(2,138)	—	(8,947,711)	(593)	(2,730)	(162)	(2,892)
Cancellation of repurchased shares	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—

As of June 30, 2007	2,393,312,826	5,983	44,238	(1,885)	(137,143,418)	(4,679)	43,657	817	44,474

(1)	Treasury shares related to the stock option purchase plans

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st half 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176

Operating expenses	(8,872)	(44,551)	(9,467)	(292)	12,828	(50,354)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,819)	(588)	(243)	(15)	—	(2,665)

Operating income	8,815	2,707	856	(221)	—	12,157

Equity in income (loss) of affiliates and other items	667	126	37	274	—	1,104
Tax on net operating income	(5,429)	(856)	(271)	83	—	(6,473)

Net operating income	4,053	1,977	622	136	—	6,788

Net cost of net debt						(155)
Minority interests						(173)

Net income from continuing operations						6,460
Net income from discontinued operations						—

Net income						6,460

1st half 2007
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	730	163	—		893
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	730	163	—		893

Equity in income (loss) of affiliates and other items (2)	—	24	—	(248)		(224)
Tax on net operating income	—	(240)	(54)	—		(294)

Net operating income (1)	—	514	109	(248)		375

Net cost of net debt						—
Minority interests						(7)

Net income from continuing operations						368
Net income from discontinued operations						—

Net income						368

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	730	163	—
On net operating income	—	514	109	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(148)

1st half 2007
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176

Operating expenses	(8,872)	(45,281)	(9,630)	(292)	12,828	(51,247)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,819)	(588)	(243)	(15)	—	(2,665)

Adjusted operating income	8,815	1,977	693	(221)	—	11,264

Equity in income (loss) of affiliates and other items	667	102	37	522	—	1,328
Tax on net operating income	(5,429)	(616)	(217)	83	—	(6,179)

Adjusted net operating income	4,053	1,463	513	384	—	6,413

Net cost of net debt						(155)
Minority interests						(166)

Adjusted net income from continuing operations						6,092
Adjusted net income from discontinued operations						—

Adjusted net income						6,092

1st half 2007	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,098	645	346	15		5,104
Divestitures at selling price	364	50	48	4		466
Cash flow from operating activities	7,647	3,337	361	(1,368)		9,977

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st half 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,138	58,208	9,654	12	—	79,012
Intersegment sales	10,839	2,591	595	87	(14,112)	—
Excise taxes	—	(9,748)	—	—	—	(9,748)

Revenues from sales	21,977	51,051	10,249	99	(14,112)	69,264

Operating expenses	(9,382)	(47,952)	(9,458)	(332)	14,112	(53,012)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,618)	(543)	(263)	(19)	—	(2,443)

Operating income	10,977	2,556	528	(252)	—	13,809

Equity in income (loss) of affiliates and other items	635	149	(27)	340	—	1,097
Tax on net operating income	(6,691)	(767)	(128)	84	—	(7,502)

Net operating income	4,921	1,938	373	172	—	7,404

Net cost of net debt						(59)
Minority interests						(229)

Net income from continuing operations						7,116
Net income from discontinued operations						8

Net income						7,124

1st half 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales Excise taxes

Revenues from sales

Operating expenses	—	664	37	(11)		690
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	664	37	(11)		690

Equity in income (loss) of affiliates and other items (2)	195	28	(50)	(203)		(30)
Tax on net operating income	(65)	(191)	5	4		(247)

Net operating income (1)	130	501	(8)	(210)		413

Net cost of net debt						—
Minority interests						(7)

Net income from continuing operations						406
Net income from discontinued operations						(19)

Net income						387

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	664	92	—
On net operating income	—	501	63	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(170)

1st half 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,138	58,208	9,654	12	—	79,012
Intersegment sales	10,839	2,591	595	87	(14,112)	—
Excise taxes	—	(9,748)	—	—	—	(9,748)

Revenues from sales	21,977	51,051	10,249	99	(14,112)	69,264

Operating expenses	(9,382)	(48,616)	(9,495)	(321)	14,112	(53,702)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,618)	(543)	(263)	(19)	—	(2,443)

Adjusted operating income	10,977	1,892	491	(241)	—	13,119

Equity in income (loss) of affiliates and other items	440	121	23	543	—	1,127
Tax on net operating income	(6,626)	(576)	(133)	80	—	(7,255)

Adjusted net operating income	4,791	1,437	381	382	—	6,991

Net cost of net debt						(59)
Minority interests						(222)

Adjusted net income from continuing operations						6,710
Adjusted net income from discontinued operations						27

Adjusted net income						6,737

1st half 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,290	689	500	50		5,529
Divestitures at selling price	855	63	95	8		1,021
Cash flow from operating activities	7,202	2,185	(44)	(458)		8,885

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

2nd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499

Operating expenses	(4,148)	(23,244)	(4,812)	(143)	6,568	(25,779)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(941)	(297)	(119)	(8)	—	(1,365)

Operating income	4,440	1,627	408	(120)	—	6,355

Equity in income (loss) of affiliates and other items	397	72	14	59	—	542
Tax on net operating income	(2,745)	(519)	(123)	51	—	(3,336)

Net operating income	2,092	1,180	299	(10)	—	3,561

Net cost of net debt						(66)
Minority interests						(84)

Net income from continuing operations						3,411
Net income from discontinued operations						—

Net income						3,411

2nd quarter 2007
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	623	96	—		719
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	623	96	—		719

Equity in income (loss) of affiliates and other items (2)	—	6	1	(172)		(165)
Tax on net operating income	—	(204)	(32)	—		(236)

Net operating income (1)	—	425	65	(172)		318

Net cost of net debt						—
Minority interests						(7)

Net income from continuing operations						311
Net income from discontinued operations						—

Net income						311

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	623	96	—
On net operating income	—	425	65	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(72)

2nd quarter 2007
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499

Operating expenses	(4,148)	(23,867)	(4,908)	(143)	6,568	(26,498)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(941)	(297)	(119)	(8)	—	(1,365)

Adjusted operating income	4,440	1,004	312	(120)	—	5,636

Equity in income (loss) of affiliates and other items	397	66	13	231	—	707
Tax on net operating income	(2,745)	(315)	(91)	51	—	(3,100)

Adjusted net operating income	2,092	755	234	162	—	3,243

Net cost of net debt						(66)
Minority interests						(77)

Adjusted net income from continuing operations						3,100
Adjusted net income from discontinued operations						—

Adjusted net income						3,100

2nd quarter 2007	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,109	401	173	7		2,690
Divestitures at selling price	191	28	1	2		222
Cash flow from operating activities	3,312	1,432	254	(1,409)		3,589

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677

Operating expenses	(4,724)	(21,307)	(4,655)	(149)	6,260	(24,575)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(878)	(291)	(124)	(7)	—	(1,300)

Operating income	4,375	1,080	448	(101)	—	5,802

Equity in income (loss) of affiliates and other items	270	54	23	215	—	562
Tax on net operating income	(2,684)	(337)	(148)	32	—	(3,137)

Net operating income	1,961	797	323	146	—	3,227

Net cost of net debt						(89)
Minority interests						(89)

Net income from continuing operations						3,049
Net income from discontinued operations						—

Net income						3,049

1st quarter 2007
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	107	67	—		174
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	107	67	—		174

Equity in income (loss) of affiliates and other items (2)	—	18	(1)	(76)		(59)
Tax on net operating income	—	(36)	(22)	—		(58)

Net operating income (1)	—	89	44	(76)		57

Net cost of net debt						—
Minority interests						—

Net income from continuing operations						57
Net income from discontinued operations						—

Net income						57

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	107	67	—
On net operating income	—	89	44	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(76)

1st quarter 2007
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677

Operating expenses	(4,724)	(21,414)	(4,722)	(149)	6,260	(24,749)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(878)	(291)	(124)	(7)	—	(1,300)

Adjusted operating income	4,375	973	381	(101)	—	5,628

Equity in income (loss) of affiliates and other items	270	36	24	291	—	621
Tax on net operating income	(2,684)	(301)	(126)	32	—	(3,079)

Adjusted net operating income	1,961	708	279	222	—	3,170

Net cost of net debt						(89)
Minority interests						(89)

Adjusted net income from continuing operations						2,992
Adjusted net income from discontinued operations						—

Adjusted net income						2,992

1st quarter 2007	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,989	244	173	8		2,414
Divestitures at selling price	173	22	47	2		244
Cash flow from operating activities	4,335	1,905	107	41		6,388

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

2nd quarter 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4	—	40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,021)	(4,972)	(192)	7,182	(27,705)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)	—	(1,212)

Operating income	5,376	1,327	302	(154)	—	6,851

Equity in income (loss) of affiliates and other items	252	75	(44)	139	—	422
Tax on net operating income	(3,237)	(394)	(73)	31	—	(3,673)

Net operating income	2,391	1,008	185	16	—	3,600

Net cost of net debt						(18)
Minority interests						(141)

Net income from continuing operations						3,441
Net income from discontinued operations						—

Net income						3,441

2nd quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	291	42	(11)		322
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	291	42	(11)		322

Equity in income (loss) of affiliates and other items (2)	—	10	(51)	(122)		(163)
Tax on net operating income	—	(80)	3	4		(73)

Net operating income (1)	—	221	(6)	(129)		86

Net cost of net debt						—
Minority interests						(6)

Net income from continuing operations						80
Net income from discontinued operations						—

Net income						80

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	291	92	—
On net operating income	—	221	62	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(87)

2nd quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,424	30,516	4,965	4	—	40,909
Intersegment sales	5,439	1,256	443	44	(7,182)	—
Excise taxes	—	(5,141)	—	—	—	(5,141)

Revenues from sales	10,863	26,631	5,408	48	(7,182)	35,768

Operating expenses	(4,702)	(25,312)	(5,014)	(181)	7,182	(28,027)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(785)	(283)	(134)	(10)	—	(1,212)

Adjusted operating income	5,376	1,036	260	(143)	—	6,529

Equity in income (loss) of affiliates and other items	252	65	7	261	—	585
Tax on net operating income	(3,237)	(314)	(76)	27	—	(3,600)

Adjusted net operating income	2,391	787	191	145	—	3,514

Net cost of net debt						(18)
Minority interests						(135)

Adjusted net income from continuing operations						3,361
Adjusted net income from discontinued operations						—

Adjusted net income						3,361

2nd quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,209	368	176	26		2,779
Divestitures at selling price	502	50	67	5		624
Cash flow from operating activities	3,371	984	(7)	(302)		4,046

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

			Consolidated
1st half 2007			statement of
(in millions of euros)	Adjusted	Adjustment items	income

Sales	76,137	—	76,137
Excise taxes	(10,961)	—	(10,961)
Revenues from sales	65,176	—	65,176

Purchases, net of inventory variation	(41,987)	893	(41,094)
Other operating expenses	(8,791)	—	(8,791)
Exploration costs	(469)	—	(469)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(2,665)	—	(2,665)

Operating income
Corporate	(221)	—	(221)
Business segments	11,485	893	12,378

Total operating income	11,264	893	12,157

Other income	156	—	156
Other expense	(66)	(100)	(166)

Financial interest on debt	(877)	—	(877)
Financial income from marketable securities and cash equivalents	631	—	631
Cost of net debt	(246)	—	(246)

Other financial income	337	—	337
Other financial expense	(141)	—	(141)
Income taxes	(6,088)	(294)	(6,382)
Equity in income (loss) of affiliates	1,042	(124)	918

Consolidated net income from continuing operations (Group without Arkema)	6,258	375	6,633
Consolidated net income from discontinued operations (Arkema)	—	—	—

Consolidated net income	6,258	375	6,633

Group share	6,092	368	6,460
Minority interests	166	7	173

			Consolidated
1st half 2006			statement of
(in millions of euros)	Adjusted	Adjustment items	income

Sales	79,012	—	79,012
Excise taxes	(9,748)	—	(9,748)
Revenues from sales	69,264	—	69,264

Purchases, net of inventory variation	(43,585)	756	(42,829)
Other operating expenses	(9,856)	(66)	(9,922)
Exploration costs	(261)	—	(261)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(2,443)	—	(2,443)

Operating income
Corporate	(241)	(11)	(252)
Business segments	13,360	701	14,061

Total operating income	13,119	690	13,809

Other income	139	194	333
Other expense	(193)	(50)	(243)

Financial interest on debt	(715)	—	(715)
Financial income from marketable securities and cash equivalents	611	—	611
Cost of net debt	(104)	—	(104)

Other financial income	307	—	307
Other financial expense	(120)	—	(120)
Income taxes	(7,210)	(247)	(7,457)
Equity in income (loss) of affiliates	994	(174)	820

Consolidated net income from continuing operations (Group without Arkema)	6,932	413	7,345
Consolidated net income from discontinued operations (Arkema)	27	(19)	8

Consolidated net income	6,959	394	7,353

Group share	6,737	387	7,124
Minority interests	222	7	229

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

			Consolidated
2nd quarter 2007			statement of
(in millions of euros)	Adjusted	Adjustment items	income

Sales	39,094	—	39,094
Excise taxes	(5,595)	—	(5,595)
Revenues from sales	33,499	—	33,499

Purchases, net of inventory variation	(22,104)	719	(21,385)
Other operating expenses	(4,139)	—	(4,139)
Exploration costs	(255)	—	(255)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,365)	—	(1,365)

Operating income
Corporate	(120)	—	(120)
Business segments	5,756	719	6,475

Total operating income	5,636	719	6,355

Other income	60	—	60
Other expense	(2)	(100)	(102)

Financial interest on debt	(447)	—	(447)
Financial income from marketable securities and cash equivalents	337	—	337
Cost of net debt	(110)	—	(110)

Other financial income	209	—	209
Other financial expense	(74)	—	(74)
Income taxes	(3,056)	(236)	(3,292)
Equity in income (loss) of affiliates	514	(65)	449

Consolidated net income from continuing operations (Group without Arkema)	3,177	318	3,495
Consolidated net income from discontinued operations (Arkema)	—	—	—

Consolidated net income	3,177	318	3,495

Group share	3,100	311	3,411
Minority interests	77	7	84

			Consolidated
2nd quarter 2006			statement of
(in millions of euros)	Adjusted	Adjustment items	income

Sales	40,909	—	40,909
Excise taxes	(5,141)	—	(5,141)
Revenues from sales	35,768	—	35,768

Purchases, net of inventory variation	(22,770)	383	(22,387)
Other operating expenses	(5,111)	(61)	(5,172)
Exploration costs	(146)	—	(146)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(1,212)	—	(1,212)

Operating income
Corporate	(143)	(11)	(154)
Business segments	6,672	333	7,005

Total operating income	6,529	322	6,851

Other income	73	—	72
Other expense	(108)	(51)	(158)

Financial interest on debt	(387)	—	(387)
Financial income from marketable securities and cash equivalents	340	—	340
Cost of net debt	(47)	—	(47)

Other financial income	201	—	201
Other financial expense	(69)	—	(69)
Income taxes	(3,571)	(73)	(3,644)
Equity in income (loss) of affiliates	488	(112)	376

Consolidated net income from continuing operations (Group without Arkema)	3,496	86	3,582
Consolidated net income from discontinued operations (Arkema)	—	—	—

Consolidated net income	3,496	86	3,582

Group share	3,361	80	3,441
Minority interests	135	6	141